Exhibit (e)(1)(ii)
APPENDIX A
SERIES OF THE TRUST
(updated June 9, 2022)

1.	Arin Large Cap Theta Fund
2.	Matisse Discounted Bond CEF Strategy
3.	Matisse Discounted Closed-End Fund Strategy
4.	QCI Balanced Fund
5.	Roumell Opportunistic Value Fund
6.	Sector Rotation Fund
7.	Typhon Tactical Managed Futures Strategy Fund
8.	Utah Focus Fund

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